United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 Mexico, D.F., Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-182394).

EXHIBITS

Second Supplement to the Third Supplemental Indenture, dated as of July 17, 2012, among Teléfonos de México, S.A.B. de C.V., as issuer, América Móvil, S.A.B. de C.V., as guarantor, and The Bank of New York Mellon, as trustee, relating to the guarantees of the 5.50% Senior Notes due 2015.	Exhibit 4.1

Supplement to the Fourth Supplemental Indenture, dated as of July 17, 2012, among Teléfonos de México, S.A.B. de C.V., as issuer, América Móvil, S.A.B. de C.V., as guarantor, and The Bank of New York Mellon, as trustee, relating to the guarantees of 8.75% Senior Notes due 2016.	Exhibit 4.2

Supplement to the First Supplemental Indenture, dated as of July 17, 2012, among Teléfonos de México, S.A.B. de C.V., as issuer, América Móvil, S.A.B. de C.V., as guarantor, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, relating to the guarantees of the 5.500% Senior Notes due 2019.	Exhibit 4.3

Opinion of Cleary Gottlieb Steen & Hamilton LLP.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

4